

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

<u>Via E-mail</u>
Ira E. Shapiro
Chief Executive Officer
CodeSmart Holdings, Inc.
275 Seventh Avenue
7th Floor
New York, NY 10001

> **Re: CodeSmart Holdings, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed July 12, 2013**
> **File No. 333-180653**

Dear Mr. Shapiro:

We have reviewed your response letter dated July 12, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Current Report on Form 8-K Filed July 12, 2013</u>

<u>General</u>

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at

more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. We note your response to comment 1 from our letter dated June 5, 2013, and we reissue such comment in part. While you have paginated the forepart of your current report as we requested, we note that for your audited financial statements for the period from inception to December 31, 2012 that follow the interim period presentation, you have restarted numbering at "F-1," instead of continuing sequentially with "F-10." Please ensure sequential numbering of all pages.

3. We note your response to prior comment 3, and reissue such comment in its entirety. Because we note variances between certain of the information you provide and the information as reported in your citations and because we cannot find support for other information, such as you assertion that CODESMART University is "the featured solution" or that the "starting salary for a coder with no experience is expected to be over $33,000," please provide us with supplemental support for each of the informational claims included in your filing. For example, please provide to us a copy of each of the referenced third party reports. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each claim may be found in the marked supplemental materials.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Capital Resources and Liquidity, page 13

4. We note your response to prior comment 7, and reissue such comment in its entirety. The guidance in Item 303(a) of Regulation S-K, specifically paragraphs (a)(1) and (2), requires an analysis of your liquidity and capital resources. Contrasting your current size against your plans discussed under "Our Business" and your statement that you expect to earn $10 million in revenues over the next 12 months, please discuss known commitments for capital expenditures and any expected material change to the mix and relative cost of your capital resources. For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to Sections III and IV of the SEC Interpretive Release No. 33-8350, and Sections 501.03, 501.12, and 501.13 of the Financial Reporting Codification.

Description of Securities, page 20

Preferred Stock, page 20

5. We note from your response to prior comment 10 that you have one share of Series A Preferred Stock issued and outstanding. Please include the relevant information Item 403 of Regulation S-K requires with respect to such stock in your Security Ownership of

Certain Beneficial Owners and Management table. Further, please present the preferred stock where required in your financial statements.

Item 5.02 Departure of Directors or Prinicpal Officers, page 23

6.   Please clarify whether Ms. Franey serves as your Chief Executive Officer, as noted in her title on page 23. Similarly, on page 25 please clarify whether Mr. Shapiro was employed as Chief Operating Officer under an employment agreement dated May 8, 2013.

Item 9.01 Financial Statement and Exhibits, page 25

(a) Financial Statements of Businesses Acquired, page 25

7.   We note from your response to comment 21 that pro forma financial statements are not required "as the ongoing results of the Company will be that of the accounting acquirer;" and the "operations of the legal acquirer were split-off at the time of the transaction." However, pro forma financial information is required to be furnished by Item 9.01(b) of Form 8-K and Rule 8-05 of Regulation S-X when financial statements of an acquired business are presented.

Exhibits

General

8.   We note your response to prior comment 19, and reissue such comment in its entirety. Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. We note that Schedule 5 of Exhibit 4.1, Exhibit A of Exhibit 10.1, and Exhibits A and B of Exhibit 10.2 are missing. In addition, the Securities Purchase Agreement does not have the signature pages that identify the Investors.

9.   We note that the forward stock split of common stock was changed from an 8-for-1 ratio to a 2-for-1 ratio. Assuming this change was memorialized and executed in an amended share exchange agreement, please file this updated agreement.

Exhibit 10.7

10.   We note that Sections III and VII were filed with an embedded Excel spreadsheet ("Sales Reporting Template") and that Section XII was electronically filed in an un-searchable format. Please amend your filing to resubmit this entire exhibit in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 21 (October 2012) and Item 301 of Regulation S-T.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Ms. Gracie Lin Zhou